UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of September 24, 2009

RiT TECHNOLOGIES LTD.

(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release dated August 17, 2009: RiT TECHNOLOGIES TO ADDRESS SMB MARKET WITH
EPV - REAL-TIME RACK CONNECTIVITY MANAGEMENT SOLUTION (Exhibit 99.1)

Press Release dated August 26, 2009: RiT TECHNOLOGIES IMPLEMENTS ITS
PATCHVIEW IIM SOLUTION IN RADIO FREE EUROPE (Exhibit 99.2)

Press Release dated September 1, 2009: RiT TECHNOLOGIES ENGAGES OFER BENGAL
AS STRATEGIC CONSULTANT (Exhibit 99.3)

Press Release dated September 3, 2009: RiT TECHNOLOGIES STRENGTHENS PRESENCE IN ASIA:
ESTABLISHES NEW REPRESENTATIVE IN SINGAPORE (Exhibit 99.4)

Press Release dated September 14, 2009: RiT TECHNOLOGIES TO LAUNCH PATCHVIEW VERSION 6.0
WITH ENHANCED SUPPORT FOR DATACENTERS (Exhibit 99.5)

Press Release dated September 21, 2009: RiT TECHNOLOGIES REPORTS RESULTS
OF ANNUAL MEETING OF SHAREHOLDERS (Exhibit 99.6)

Press Release dated September 23, 2009: RiT TECHNOLOGIES REGAINS COMPLIANCE
WITH NASDAQ BID PRICE RULE (Exhibit 99.7)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2009	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance

EXHIBIT INDEX

99.1	Press Release dated August 26, 2009: RiT TECHNOLOGIES TO ADDRESS SMB MARKET WITH EPV - REAL-TIME RACK CONNECTIVITY MANAGEMENT SOLUTION

99.2	Press Release dated August 26, 2009: RiT TECHNOLOGIES IMPLEMENTS ITS PATCHVIEW IIM SOLUTION IN RADIO FREE EUROPE

99.3	Press Release dated September 1, 2009: RiT TECHNOLOGIES ENGAGES OFER BENGAL AS STRATEGIC CONSULTANT

99.4	Press Release dated September 3, 2009: RiT TECHNOLOGIES STRENGTHENS PRESENCE IN ASIA: ESTABLISHES NEW REPRESENTATIVE IN SINGAPORE

99.5	Press Release dated September 14, 2009: RiT TECHNOLOGIES TO LAUNCH PATCHVIEW VERSION 6.0 WITH ENHANCED SUPPORT FOR DATACENTERS

99.6	Press Release dated September 21, 2009: RiT TECHNOLOGIES REPORTS RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

99.7	Press Release dated September 23, 2009: RiT TECHNOLOGIES REGAINS COMPLIANCE WITH NASDAQ BID PRICE RULE